September 19, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-1004

Re:	RYDE GROUP LTD
Registration Statement on Form F-1
File No. 333-282076
Withdrawal of Concurrence in Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on September 17, 2024, in which we provided concurrence in the request for acceleration of the effective date of the above-referenced Registration Statement for September 19, 2024, at 5:30 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time.

Very truly yours,

Maxim Group LLC

By:	/s/ Ritesh Veera
Name:	Ritesh Veera
Title:	Co-Head of Investment Banking